UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 17, 2024, Polestar Automotive Holding UK PLC (“Polestar”) issued a press release announcing receipt of a notification letter from the Nasdaq Stock Market (“Nasdaq”) stating that the Company has regained compliance with the minimum bid price requirement set forth under the Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). A copy of the press release is attached hereto as Exhibit 99.1.

As previously announced, the Company was notified by Nasdaq on July 5, 2024, that the Company was not in compliance with the Minimum Bid Price Requirement as the bid price of the Company’s American depositary shares (“ADSs”) closed below $1.00 for 30 consecutive business days. In its notification letter, Nasdaq confirmed that for ten consecutive business days, from August 29, 2024, to September 12, 2024, the closing bid price of the Company’s ADSs has been $1.00 per ADS or greater. Accordingly, the Company has regained compliance with Listing Rule 5450(a)(1).

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release of Polestar Automotive Holding UK PLC, dated September 17, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: September 17, 2024	By:	/s/ Per Ansgar
	Name:	Per Ansgar
	Title:	Chief Financial Officer